

Mail Stop 4631

October 28, 2009

<u>via U.S. mail and facsimile</u>

John M. Dionis, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

      RE: AECOM Technology Corp
              Form 10-K/A for the Fiscal Year Ended September 30, 2008
              Filed January 23, 2009
              Proxy Statement
              Filed January 23, 2008
              File No. 000-52423

Dear Mr. Dionis:

We have reviewed your response letter dated October 9, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended September 30, 2008

21. Reportable Segments and Geographic Information, page 89

1. We have read your response to comment 1 from our letter dated September 16, 2009. We appreciate the additional information you have provided to help us understand how your assessment that the seven operating segments comprising the PTS segment can be aggregated into one reportable segment in accordance with paragraph 17 of SFAS 131.   In an effort to better understand the dynamics of your operating segments, please provide us with a matrix that demonstrates how your seven operating segments within the PTS segment correlate to the key end markets discussed on pages 3-5 of your fiscal year 2008 Form 10-K. Specifically, please tell us the amount of total revenue recognized by each of the operating segments for each of the key end markets discussed for fiscal years 2008 and 2007 and the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 in a table format.

2. We note your description of the seven operating segments within the PTS segment in comment 2 from our letter dated September 16, 2009. Please provide us with a better understanding of the differences between each of these operating segments. In this regard, it appears from your descriptions that your operating segments may be based on geographic locations. Please advise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief